8:08 PM

04/21/18

Accrual Basis

MobileSpike, Inc.
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Cost of Goods Sold		
52000 · MobileSpike Parts		904.45
53000 · Research & Development		
53010 · R&D Materials	15,730.04	
53020 · R&D Supplies	240.00	
53030 · R&D Fuel	400.65	
53040 · R&D Rental	2,148.00	
53050 · R&D Meals	52.71	
53070 · R&D Lodging	181.70	
Total 53000 · Research & Development		18,753.10
Total COGS		19,657.55
Gross Profit		-19,657.55
Expense		
60400 · Bank Service Charges		386.39
61700 · Computer and Internet Expenses		154.74
62500 · Dues and Subscriptions		763.14
63000 · Fuel		36.62
63400 · Interest Expense		2,500.00
63900 · Investor Recruiting		
63910 · IRE Supplies	1,315.06	
63920 · IRE Fuel	1,897.13	
63930 · IRE Meals	1,267.44	
63940 · IRE Other	842.82	
63950 · IRE Lodging	3,044.52	
63960 · IRE Travel	2,800.96	
63970 · IRE Proffessional Fees	36,760.70	
Total 63900 · Investor Recruiting		47,928.63
64000 · Licenses and Permits		663.62
64100 · Marketing		
64110 · MRK Web Site	165.05	
Total 64100 · Marketing		165.05
64900 · Office Supplies		118.98
66500 · Postage and Delivery		56.25
66700 · Professional Fees		5,164.91
67200 · Repairs and Maintenance		1,242.90
68100 · Telephone Expense		134.40
Total Expense		59,315.63
Net Ordinary Income		-78,973.18
Other Income/Expense		
Other Expense		
81000 · Ask Payer		5,283.26
Total Other Expense		5,283.26
Net Other Income		-5,283.26
Net Income		**-84,256.44**